Exhibit 21
PROCENTURY CORPORATION
SUBSIDIARIES
     The following is a list of subsidiaries of ProCentury Corporation at December 31, 2006. All entities are subsidiaries of ProCentury Corporation.

Name of Company	State of Incorporation

Century Surety Company (“CSC”)	Ohio

ProFinance Statutory Trust I	Connecticut

ProFinance Holdings Statutory Trust II	Connecticut

ProCentury Risk Partners Insurance Company	District of Columbia

ProCentury Insurance Company (Subsidiary of CSC)	Texas